Exhibit 12.1
Reckson Operating Partnership, L.P
Ratios of Earnings to Fixed Charges
(Dollars in Thousands)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Income from continuing operations before noncontrolling interests and fixed charges	$201,649	$236,808	$179,127	$187,597	$188,441

Fixed Charges:
Interest	$120,076	$123,464	$121,913	$96,074	$80,953
Rent expense	13,171	19,402	17,633	16,388	16,586
Capitalized interest	3,753	—	—	—	—
Amortization of debt issuance costs	6,023	5,964	6,204	2,370	995
Total fixed charges	$143,023	$148,830	$145,750	$114,832	$98,534

Ratio of earnings to fixed charges	1.41	1.59	1.23	1.63	1.91

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For the purpose of calculating the ratios, the earnings have been calculated by adding fixed charges to income or loss from continuing operations before adjustment for noncontrolling interests plus distributions from unconsolidated joint ventures and (loss) gain on early extinguishment of debt, excluding gains or losses from sale of property. With respect to Reckson Operating Partnership, L.P., fixed charges consist of interest expense including the amortization of debt issuance costs and rental expense deemed to represent interest expense.